

March 20, 2012

<u>Via Mail</u>
Cecil VanDyke
Director, President and Treasurer
Ultimate Indoor Football League, Inc.
77 Acorn Avenue
Talmo, GA 30575

> **Re:** **Ultimate Indoor Football League, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2011**
> **Filed November 21, 2011**
> **File No. 000-53787**

Dear Mr. VanDyke:

We issued comments to you on the above captioned filing on March 6, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 3, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 3, 2012**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3872 if you have questions.

Sincerely,

/s/ Hugh West

Hugh West
Branch Chief